                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             ---------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                          Programmer's Paradise, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, par value $0.01
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   743205106
--------------------------------------------------------------------------------
                                 CUSIP Number

                                James W. Sight
                              8500 College Blvd.
                          Overland Park, Kansas 66210
                                (913) 362-9133

                                with a copy to:

                               Brent Cohen, Esq.
                        Heller Ehrman White & McAuliffe
                                333 Bush Street
                       San Francisco, California  94104
                                (415) 772-6052
--------------------------------------------------------------------------------
                      (Name, address and telephone number
          of person authorized to receive notices and communications)

                                March 16, 2001
                         (Date of Event which requires
                           filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

                         (Continued on following pages)

                             (Page 1 of 11 Pages)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 743205106                                      PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James W. Sight
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            186,800 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          20,000 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             186,800 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          20,000 shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      206,800 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 743205106                                      PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Carl G. Santangelo
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          20,200 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          20,200 shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      20,200 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 743205106                                      PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Harold Seidel
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            150,000 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             150,000 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      150,000 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 743205106                                      PAGE 5 OF 11 PAGES
-----------------------                                  ---------------------

                                  INTRODUCTION

     James W. Sight, an individual, hereby files this Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons (as defined under Item 2 of the Statement) identified in the Statement pursuant to the Agreement with Respect to Schedule 13D attached as Exhibit 7(1).

     The number of shares owned by the Reporting Persons constitute approximately 7.24% of the 5,210,125 shares of the Issuer's common stock reported as outstanding as of November 7, 2000 on the Issuer's most recent Form 10-Q, for the period ending September 30, 2000.

     Item 1.  Security and Issuer.
              -------------------

     The class of equity securities to which this Statement relates is the common stock, par value of $0.01 per share (the "Common Stock"), of Programmer's Paradise, Inc., a corporation incorporated under the laws of Delaware, whose principal executive office is located at 1157 Shrewsbury Avenue, Shrewsbury, New Jersey 07702.

     Item 2.  Identity and Background.
              -----------------------

     This Statement is filed on behalf of James W. Sight, Carl G. Santangelo and Harold Seidel. Messrs. Sight, Santangelo and Seidel are each referred to herein as a "Reporting Person" and are collectively referred to herein as the "Reporting Persons."

     a.  James W. Sight.
         --------------

     Mr. Sight's principal occupation is as a securities trader. Mr. Sight's business address is 8500 College Blvd., Overland Park, Kansas 66210.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 743205106                                      PAGE 6 OF 11 PAGES
-----------------------                                  ---------------------


     b.  Carl G. Santangelo.
         ------------------

     Mr. Santangelo's principal occupation is as an attorney. Mr. Santangelo's business address is 3000 North Federal Highway, Building 2, Suite 200, Fort Lauderdale, Florida 33306.

     c.  Harold Seidel.
         -------------

     Mr. Seidel is retired. Mr. Seidel's address is 214 North Central, Clayton, Missouri 63105.

     During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Each of the Reporting Persons is a citizen of the United States of America.

     Item 3.  Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

     a.  James W. Sight.
         --------------

     The source of the $463,198.76 used by Mr. Sight to pay the cash purchase price for the 124,500 shares of Common Stock acquired during the last 60 days was his personal funds.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 743205106                                      PAGE 7 OF 11 PAGES
-----------------------                                  ---------------------


     b.  Carl G. Santangelo.
         ------------------

     Mr. Santangelo is a fifty percent owner of Continental Racers II, Inc., a Florida corporation which owns 40,000 shares of the Issuer pursuant to open market purchases on January 26, 2001 and January 29, 2001. Personal funds were used to pay the cash purchase price for the 200 shares of Common Stock acquired on January 30, 2001 and held in a joint account by Mr. Santangelo and his daughter.

     c.  Harold Seidel.
         -------------

     Mr. Seidel used $474,061.25 of his personal funds to pay the cash purchase price for the 122,500 shares of Common Stock acquired through open market transactions during the last 60 days.


     Item 4.  Purpose of Transaction.
              ----------------------

     Each of the Reporting Persons has acquired his respective beneficial ownership in the shares of Common Stock for investment purposes. However, the Reporting Persons believe that the current price of the shares does not reflect the value of the Issuer. They each further believe that the Issuer will continue to be undervalued. The Reporting Persons believe that the only way for the true value to be uncovered or recognized is for the Issuer to be sold or merged.

     The Reporting Persons intend to discuss the group's objectives with the Issuer's Board of Directors in the near future. The Reporting Persons may seek representation on the Board of Directors and may communicate with other shareholders if they deem it appropriate to advance

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 743205106                                      PAGE 8 OF 11 PAGES
-----------------------                                  ---------------------

their objectives. The Reporting Persons reserve the right to reevaluate their investment from time to time. They may acquire additional securities or sell securities of the Issuer.

     Item 5. Interest in Securities of the Issuer.
             -------------------------------------

     (a) and (b)

     The aggregate number of Shares and percentage of Common Stock of the Issuer (based upon the representation of the Issuer in the 10-Q for the period ending September 30, 2000 that it had 5,210,125 shares of Common Stock outstanding as of November 7, 2000) beneficially owned by the Reporting Person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table.

-------------------------------------------------------------------------------------------------------------
Reporting Person            No. of Shares        Percentage       Power to Vote             Power to Dispose
                            Beneficially          of Class      Shared       Sole          Shared        Sole
                                Owned
-------------------------------------------------------------------------------------------------------------
James W. Sight                 206,800              3.9%        20,000     186,800         20,000     186,800
-------------------------------------------------------------------------------------------------------------
Carl Santangelo                 20,200              0.4%        20,200         -0-         20,200         -0-
-------------------------------------------------------------------------------------------------------------
Harold Seidel                  150,000              2.9%           -0-     150,000            -0-     150,000
-------------------------------------------------------------------------------------------------------------

     None of the Reporting Persons shares voting or dispositive power with any other person or entity. However, Mr. Sight and Mr. Santangelo own 40,000 shares of Common Stock through

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 743205106                                      PAGE 9 OF 11 PAGES
-----------------------                                  ---------------------

Continental Racers II, Inc., a Florida corporation of which Mr. Sight and Mr. Santangelo each own 50 percent. Mr. Santangelo also owns 200 shares of Common Stock in a joint account held with his daughter.

     (c) During the past 60 days, the Reporting Persons have effected the following transactions:

     Mr. Sight acquired a total of 124,500 shares of Common Stock for a total purchase price of $463,198.76 in a series of open market transactions from January 17, 2001 through March 7, 2001, as follows:


           Date          No. of Shares  Price Per Share
    -------------------  -------------  ---------------
          1/17/01            7,700            $3.50
          1/18/01            5,000            $3.38
          1/19/01           10,000            $3.47
          1/19/01           10,000            $3.53
          1/22/01            5,000            $3.48
          1/26/01            6,200            $3.75
          1/31/01            8,800            $3.79
          2/1/01               200            $3.43
          2/1/01             4,800            $3.53
          2/1/01             5,000            $3.66
          2/2/01             5,000            $3.54
          2/6/01             5,000            $3.63
          2/12/01            5,000            $3.88
          2/13/01              100            $3.84
          2/13/01              500            $4.00
          2/13/01             2400            $4.00
          2/15/01             1000            $3.88
          2/16/01            6,000            $3.63
          2/21/01           10,000            $3.75
          2/27/01            3,000            $3.75
          2/28/01            3,000            $3.63
          2/28/01            1,900            $3.82
          2/28/01            2,100            $3.81
          3/2/01               500            $4.04
          3/2/01             4,500            $4.13
          3/6/01             5,000            $4.13
          3/6/01             2,400            $4.00
          3/7/01             4,400            $4.09

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 743205106                                     PAGE 10 OF 11 PAGES
-----------------------                                  ---------------------

     Mr. Santangelo acquired a total of 20,000 shares of Common Stock through his 50 percent interest in Continental Racers II, Inc., a Florida corporation, which acquired 12,500 shares on January 26, 2001 at a price of $3.54 per share and acquired 27,500 shares on January 29, 2001 at a price of $3.54 per share through open market transactions. Mr. Santangelo also acquired 200 shares of Common Stock that are held in a joint account with his daughter, on January 30, 2001 for a price of $3.75 per share through an open market transaction.

     Mr. Seidel acquired 122,500 shares of Common Stock for a price of $474,061.25 through the following series of open market transactions between January 24, 2001 and March 13, 2001:

           Date          No. of Shares  Price Per Share
    -------------------  -------------  ---------------
          1/24/01           10,000            $3.56
          1/25/01            2,000            $3.50
          1/30/01           10,500            $3.81
          2/28/01            1,000            $3.63
          3/1/01            34,000            $3.85
          3/2/01            15,000            $4.00
          3/12/01           37,500            $3.93
          3/13/01           12,500            $3.93

     To the best knowledge of each of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth above.

     (d) To the best knowledge of each of the Reporting Persons, as to his own respective shares, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

     (e)  Not applicable.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 743205106                                     PAGE 11 OF 11 PAGES
-----------------------                                  ---------------------

     Item 6.  Contracts, Arrangements, Understandings or Relationships with
              -------------------------------------------------------------
              Respect to Securities of the Issuer.
              -----------------------------------

     The Reporting Persons share a common understanding with respect to the matter discussed in Item 4. However, beyond that, they are not party to any consent, agreement, understanding or relationship with regard to the Issuer or its securities other than the agreement relating to this filing attached hereto as Exhibit 7(1), and they reserve the right to act independently with respect to their investment in the Issuer.

     Item 7.  Material to be Filed as Exhibits.
              --------------------------------

Exhibit 7(1).  Agreement With Respect to Schedule 13D


                                 SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2001

                                       By:    /s/  James W. Sight
                                             ---------------------
                                             James W. Sight